UNITE
SECURITIES AND EX
Washingto

11021543

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2007
Estimated average burden
hours per response.... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section
MAR 01 2011
Washington, DC
110

SEC FILE NUMBER
8-~~67019~~ 68010

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2010** (MM/DD/YY) AND ENDING **DECEMBER 31, 2010** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WORDEN CAPITAL MANAGEMENT LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1981 Marcus Avenue, Suite 240
Lake Success, NY 11042

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C. Bender **646.290.7248**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Depietto CPAs PC
(Name - *if individual, state last, first, middle name*)

1981 Marcus Ave, Suite C114	**Lake Success**	**NY**	**11042**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB
KW 3/22
KH 3/30

OATH OR AFFIRMATION

I, **Jamie Worden**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Worden Capital Management LLC** as of **DECEMBER 31, 2010**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: **NONE.**

Signature

Member, CEO
Title

Notary Public

LINDA PUJIA
Notary Public, State of New York
Qualified in Nassau County
Reg. No. 01PU5053671
My Commission Expires Dec. 26, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Worden Capital Management LLC
Financial Statements
December 31, 2010

DePietto CPAs PC
ACCOUNTANTS & ADVISORS

DePietto CPAs PC
ACCOUNTANTS & ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Member of
Worden Capital Management LLC

We have audited the accompanying statement of financial condition of Worden Management LLC (the "Company") as of December 31, 2010 and the related statements of operation, changes in member equity, and cash flows for the period then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Worden Capital Management LLC at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

DePietto CPA's P.C.

DePietto CPAs PC
Lake Success, New York
February 18, 2011

1981 Marcus Avenue/Suite C114, Lake Success, NY 11042
516.326.9200 telephone 516.326.1100 fax

WORDEN CAPITAL MANAGEMENT LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2010

Assets		
Cash	$	355,509
Clearing deposit		25,000
Commissions receivable		293,496
Prepaid expense		22,310
Property, Furniture & Equipment, at cost less accumulated depreciation of $10,683)		34,363
Security deposits		12,840
Intangible assets, at cost less accumulated amortization of $440)		1,320
Total assets	$	744,838
Liabilities and member equity		
Liabilities:		
Accounts payable	$	128,064
Other current liabilities		14,827
Total liabilities		142,891
Member equity		601,947
Total liabilities and member equity	$	744,838

See Accountants' Audit Report and Notes to Financial Statements.

WORDEN CAPITAL MANAGEMENT LLC

STATEMENT OF OPERATIONS

For the Period Ended December 31, 2010

Revenues:		
Commissions		$ 2,660,964
Postage income		141,617
Interest income		180,799
Total Revenues		2,983,380
Expenses:		
Clearing fees	121,979	
Compensation and benefits	1,725,348	
Data processing	52,017	
Depreciation expense	6,906	
Legal & professional fees	43,185	
Office expense	62,068	
Regulatory expense	49,851	
Rent	86,740	
Other expenses	51,033	
Total expenses		2,199,127
Net Income		$ 784,253

WORDEN CAPITAL MANAGEMENT LLC

STATEMENT OF CHANGES IN MEMBER EQUITY

For the period ended December 31, 2010

Member equity - January 1, 2010	$	592,694
Member distributions		(775,000)
Net income		784,253
Member equity - December 31, 2010	$	601,947

See Accountants' Audit Report and Notes to Financial Statements.

WORDEN CAPITAL MANAGEMENT LLC

STATEMENT OF CASH FLOWS

For the Period Ended December 31, 2010

Cash flows from operating activities		
Net income	$	784,253
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation and amortization expense		6,906
Changes in assets and liabilities		
Increase (decrease) in operating assets and liabilities:		
Commissions receivable		(127,621)
Prepaid expenses		(3,102)
Accounts payable		52,500
Other current liabilities		12,596
Net cash provided by operating activities		725,532
Cash flows from investing activities		
Purchase of fixed assets		(11,749)
Net cash used in investing activities		(11,749)
Cash flows from financing activities:		
Member distributions		(775,000)
Net cash provided by financing activities		(775,000)
Net increase in cash		(61,217)
Cash - beginning of year		416,286
Cash - end of year	$	355,069

See Accountants' Audit Report and Notes to Financial Statements.

WORDEN CAPITAL MANAGEMENT LLC
Notes to Financial Statements
December 31, 2010

NOTE 1: Nature of Business

Organization

Worden Capital Management LLC (The "Company") is a limited liability company registered in the State of New York. The Company is a broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of Financial Industry Regulatory Authority ("FINRA").

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

NOTE 2: Summary of Significant Accounting Policies

a) Accounting Standards Codification

The Financial Accounting Standards Board ("FASB") has issued FASB Statement No. 168, The FASB Accounting Standards and the Hierarchy of Generally Accepted Accounting Principles, effective for periods ending after September 15, 2009. This Statement establishes the FASB Accounting Standards Codification ("ASC") as the single source of authoritative United States generally accepted accounting and reporting standards for nongovernmental entities, in addition to guidance issued by the SEC and these financial statements are referenced accordingly.

Commission income (and the recognition of related income and expenses) is recorded on a settlement date basis, generally the third business day following the transaction date. There is no material difference between trade and settlement date.

b) Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers demand deposited money market funds and U.S. treasury obligations to be cash and cash equivalents.

<u>Concentration of Credit Risk</u>
Financial instruments that potentially subject the organization to concentrations of credit risk consist of cash accounts in financial institutions, which at certain times exceed federally insured limits. As

WORDEN CAPITAL MANAGEMENT LLC
Notes to Financial Statements
December 31, 2010

NOTE 2: Summary of Significant Accounting Policies (cont.)

b) Cash and Cash Equivalents

of October 3, 2008 the Federal Deposit Insurance Corporation (FDIC) increased its limits from $100,000 to $250,000. At December 31, 2010, the one account exceeded the insured limits by $105,933.

c) Income Taxes

The company operates as a single member limited liability company for tax purposes. All income and losses are reported by the sole member on the entities tax return. Therefore, all income taxes are the responsibility of the sole member.

In accordance with ASC 740, Income Taxes, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. At December 31, 2010, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

d) Property and Equipment

Furniture, fixtures and equipment are carried at cost, net of accumulated depreciation. Furniture and fixtures and equipment as well as additions are depreciated on a straight-line basis using their estimated useful lives.

Maintenance, repairs and renewals that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Gains and losses on disposition of property and equipment are included in income.

e) Significant Credit Risk

The responsibility for processing customer activity rests with the Company's clearing firm, Legent Clearing ("Legent"). The Company's clearing and execution agreement provides that Legent's credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company.

In accordance with industry practice, Legent records customer transactions on a settlement date basis, which is generally three business days after the trade date. Legent is therefore exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case Legent may have to purchase or sell the underlying financial instruments at prevailing

WORDEN CAPITAL MANAGEMENT LLC
Notes to Financial Statements
December 31, 2010

NOTE 2: Summary of Significant Accounting Policies (cont.)

e) Significant Credit Risk

market prices in order to satisfy its customer-related obligations. Any loss incurred by Legent is charged back to the Company.

The Company, in conjunction with Legent, controls off-balance-sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. Legent establishes margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

f) Use of Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP"). These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

NOTE 3: Minimum Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires broker dealers to maintain minimum net capital. The ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 for ongoing concerns. As per page 11, the company's current requirement is $9,526. At December 31, 2010, the Company had a net capital of $520,671 which was $511,145 in excess of its required net capital of $9,526. The Company's net capital ratio was .27 to 1.

NOTE 4: Reserve Requirement Computation

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(i). Therefore, they are not required to compute 15c3-3 Reserve Requirements.

NOTE 5: Possession and Control Requirements

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(i). Therefore, they are not subject to Possession or Control Requirements under SEC Rule 15c3-3.

WORDEN CAPITAL MANAGEMENT LLC
Notes to Financial Statements
December 31, 2010

NOTE 6: Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in arranging for the buying and selling of securities for a diverse group of investors. The Company's transactions are executed on behalf of customers and introduced to a clearing broker for a split of the commissions earned.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy its obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount.

The Company seeks to control the aforementioned risks by monitoring all transactions entered into on a daily basis and insuring that no incorrect trades are recorded.

NOTE 7: Disclosure of Statement of Financial Condition

A statement indicating that the Statement of Financial Condition for the most recent annual audit report of the broker or dealer pursuant to sec. 240.17a-5 is available for examination at the principal office of the broker or dealer and the regional or district office of the Securities & Exchange Commission for the region or district in which the broker or dealer has its principal place of business.

NOTE 8: Exemption Provisions

The Company has elected an exemption from Rule 15c3-3 based on section(2)(ii), which states "All customer transactions be cleared through another broker-dealer on a fully disclosed basis. The clearing company being used is Legent Clearing.

NOTE 9: Commitment and Contingencies

The Company is obligated under the terms of a lease for the period December 1, 2009 through November 30, 2014.

Year	Rent expense
2011	$ 92,000
2012	$ 95,000
2013	$ 98,000
2014	$ 92,000
Total	$ 377,000

The rent expense for the year ended December 31, 2010 was $86,740.

WORDEN CAPITAL MANAGEMENT LLC
Notes to Financial Statements
December 31, 2010

NOTE 10: **Subsequent events**

We have evaluated all events or transactions that occurred from December 31, 2010 through February 18, 2011 the date our financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2010

WORDEN CAPITAL MANAGEMENT LLC

COMPUTATION OF NET CAPITAL
Under SEC Rule 15c3-1

For the Period Ended December 31, 2010

NET CAPITAL	
Equity	$ 601,947
Deductions and/or charges	
Non-allowable assets:	
Commissions receivable	10,442
Property furniture & fixtures	34,364
Other assets	36,470
Total non-allowable assets	81,276
Tentative Net Capital	520,671
Haircuts	0
Net Capital (15c3-1)	$ 520,671
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition:	
Accounts payable	$ 128,064
Other current liabilities	14,827
Total indebtedness	$ 142,891
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital requirements Greater of 6 2/3% of aggregated indebtedness or $5,000	$ 9,526
Excess net capital	$ 511,145
Net capital less greater of 10% of minimum total indebtedness or 120% of minimum net capital requirement	$ 506,382
Ratio: Aggregate indebtedness to net capital	.27 to 1

See Accountants' Audit Report and Notes to Financial Statements.

WORDEN CAPITAL MANAGEMENT LLC

RECONCILIATION TO NET CAPITAL REQUIREMENT OF ORIGINAL FOCUS FILING IN ACCORDANCE TO RULE 17a-5(a),(d)

For the Period Ended December 31, 2010

	Orig. Filing X-17A-5	Per Cert. Financial Report	Recon. in Filing vs Financial
NET CAPITAL			
Equity	$ 601,947	$ 601,947	-
Deductions and/or charges			
Non-allowable assets:			
Commissions receivables	10,442	10,442	
Property, furniture & equipment (net)	34,364	34,364	-
Other assets	36,470	36,470	-
Total non-allowable assets	81,276	81,276	-
Tentative Net Capital	520,671	520,671	-
Haircuts	0	0	-
Net Capital (15c3-1)	$ 520,671	$ 520,671	-
AGGREGATE INDEBTEDNESS			
Items included in statement of financial condition:			
Accounts payable	$ 128,064	$ 128,064	-
Other current liabilities	14,827	14,827	-
Total indebtedness	$ 142,891	$ 142,891	-
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT			
Minimum net capital requirement	$ 9,526	$ 9,526	-
Excess net capital	$ 511,145	$ 511,145	-
Net capital less greater of 10% of minimum total indebtedness or 120% of minimum net capital requirement	$ 506,382	$ 506,382	-
Ratio: Aggregate indebtedness to net capital	.27 to 1	.27 to 1	0.00%

See Accountants' Audit Report and Notes to Financial Statements.

DEPIETTO CPAS PC
ACCOUNTANTS & ADVISORS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

To the Member of
Worden Capital Management LLC

In planning and performing our audit of the financial statements of Worden Capital Management LLC (the "Company"), as of and for the year ended December 31, 2010 in accordance with the auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives state in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

1981 Marcus Avenue/Suite C114, Lake Success, NY 11042
516.326.9200 telephone 516.326.1100 fax

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3 (continued)

The management of the Company is responsible for establishing and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objective of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified the following matter which was considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of Worden Capital Management LLC for the year ended December 31, 2010, and this report does not affect our report thereon dated February 18, 2011.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3 (continued)

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

DePietto CPA's P.C.

DePietto CPAs PC
Lake Success, NY
February 18, 2011

DePietto CPAs PC
ACCOUNTANTS & ADVISORS

INDEPENDENT AUDITOR'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member of
Worden Capital Management LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protections Corporation (SIPC) for the period from January 1, 2010 to December 31, 2010, which were agreed to by Worden Capital Management LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Worden Capital Management LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Worden Capital Management LLC's management is responsible for Worden Capital Management LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7T for the period from January 1, 2010 to December 31, 2010, noting no differences;

1981 Marcus Avenue/Suite C114, Lake Success, NY 11042
516.326.9200 telephone 516.326.1100 fax

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustment noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

DePietto CPA's P.C.

DePietto CPAs PC
Lake Success, NY
February 18, 2011